Filed Pursuant to Rule 433 Registration Nos. 333-132370 and 333-132370-01 corporate and investment banking Equity First Performance First OFFERING SUMMARY (Related to the Pricing Supplement, No. 2006-MTNDD057 Dated January 25, 2007) CITIGROUP FUNDING INC. Medium-Term Notes, Series D Any Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc. SEQUINS SM 1,000,000 8.00%SELECT EQUITY INDEXED NOTES SEQUINS SM Based Upon the S&P Homebuilders Select Industry Index Due February 8, 2008 Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission ( SEC ) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407. Investment Products Not FDIC Insured May Lose Value No Bank Guarantee January 25, 2007

2 SEQUINSsm

Final Terms
Benefits of the SEQUINS
Key Risk Factors for the SEQUINS
Certain U.S. Federal Income Tax Considerations
ERISA and IRA Purchase Considerations
Additional Considerations

SEQUINS sm

Based Upon the
S&P Homebuilders Select Industry Index
Due 2008

This offering summary represents a summary of the terms and conditions of the SEQUINS sm. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this overview are defined in “Final Terms” below.

Overview of the SEQUINSsm

Select EQUity Indexed NoteS, or SEQUINSsm, are callable, index-linked investments that offer current income as well as an ability to participate in the appreciation of the Underlying Index on which the SEQUINS are based, subject to Citigroup Funding Inc.’s right to call the SEQUINS. The SEQUINS Based Upon the S&P Homebuilders Select Industry Index (the “Homebuilders Index”) have a maturity of approximately one year and are issued by Citigroup Funding. Some key characteristics of the SEQUINS include:

¡	Periodic Fixed Coupon. The SEQUINS pay a fixed coupon, with a yield greater than the current dividend yield on the Homebuilders Index and the yield that would be payable on a conventional debt security with the same maturity issued by Citigroup Funding. The SEQUINS will pay a quarterly coupon of 8.00% per annum.

¡	Appreciation Potential. The SEQUINS offer an ability to participate in the appreciation, if any, of the Homebuilders Index, subject to Citigroup Funding’s right to call the SEQUINS. If we call the SEQUINS, your opportunity to participate in the possible appreciation of the Homebuilders Index is limited because the amount you will receive if we call the SEQUINS will never result in a return from the Issue Date to and including the call date (including all interest payments made) of more than 16% per annum (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually).

¡	Optional Call. The SEQUINS are callable at the sole discretion of Citigroup Funding on any business day beginning August 3, 2007 to and including one business day before the Maturity Date. If we call the SEQUINS, you will receive a call price equal to an amount in cash that, together with all other payments made on the SEQUINS from the Issue Date to and including the Call Date, will provide a yield to call of 16% per annum (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually). A yield to call of 16% per annum is not the same as a total return of 16% per annum of the principal amount of the SEQUINS. If we call the SEQUINS, the total amount of cash you receive (including your previous interest payment) will be less than 16% per annum of the principal amount of the SEQUINS. For a table setting forth hypothetical amounts you could receive upon a call of the SEQUINS, see “Hypothetical Call Prices and Total Cash Flows” in this offering summary. While we are not obligated to do so, we are more likely to call the SEQUINS if the level of the Homebuilders Index appreciates significantly more than 16% per annum. The SEQUINS do not provide for early redemption by you.

SEQUINSsm 3

¡	No Principal Protection. The SEQUINS are not principal protected. If we do not call the SEQUINS, for each SEQUINS you hold at maturity you will receive cash in an amount equal to the product of (a) the Index Ratio and (b) the closing value of the Homebuilders Index on the Valuation Date. Thus, if the closing value of the Homebuilders Index on the Valuation Date is less than the closing value of the Homebuilders Index on the Pricing Date, the amount you receive at maturity for each SEQUINS will be less than the price paid for each SEQUINS and could be zero.

The SEQUINS are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the SEQUINS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The SEQUINS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the SEQUINS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the SEQUINS at maturity is not guaranteed.

Types of Investors

The SEQUINS may be an attractive investment for the following types of investors:

¡	Income-oriented equity investors

¡	Investors seeking to participate in the potential appreciation of the Homebuilders Index, subject to Citigroup Funding’s right to call the SEQUINS

¡	Investors in convertible securities who are willing to risk principal

¡	Current or prospective holders of exchange-traded funds benchmarked to the Homebuilders Index

4 SEQUINSsm

Final Terms

Issuer:	Citigroup Funding Inc.

Security:	SELECT EQUITY INDEXED NOTES (SEQUINSsm) Based Upon the S&P Homebuilders Select Industry Index

Guarantee:	Any payments due on the SEQUINS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the SEQUINS are not principal protected, you may receive an amount at maturity that is less than the amount you initially invest.

Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s/S&P) based upon the Citigroup guarantee; however, because the SEQUINS are not principal protected, you may receive an amount at maturity with a value less than the amount you initially invest.

Principal Protection:	None

Principal Amount Issued:	$10,000,000 (1,000,000 SEQUINS)

Underlying Index:	S&P Homebuilders Select Industry Index

Pricing Date:	January 25, 2007

Issue Date:	January 30, 2007

Valuation Date:	February 5, 2008

Maturity Date:	February 8, 2008

Issue Price:	$10 per SEQUINS

Interest Rate:	8.00% per annum, paid quarterly

Call Feature:	Callable in whole, but not in part, by the Issuer on any business day beginning August 3, 2007 to and including one business day before the Maturity Date

Call Price:	Cash in an amount that, together with all other payments made on the SEQUINS from the Issue Date to and including the call date, will provide an annualized yield to call of 16% per annum (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually and assuming each payment is made on the calendar day scheduled for that payment, without regard to whether that day is a business day).

Call Notice:	The Issuer will provide notice of call, including the exact call payment date, at least three business days prior to the call date.

Amount To Be Received at Maturity:	If not called prior to the Maturity Date, for each $10 SEQUINS:

 (1)   the final quarterly interest payment, and

(2) cash in an amount equal to the product of (a) the Index Ratio and (b) the closing value of the Homebuilders Index on the Valuation Date

Index Ratio:	For each SEQUINS, 0.00269 ($10 divided by 3718.61, the closing value of the Homebuilders Index on the Pricing Date)

Listing:	The SEQUINS have been approved for listing on the American Stock Exchange under the symbol “CGK.”

Agent’s Discount:	2.25%

Calculation Agent:	Citigroup Global Markets

SEQUINSsm 5

Benefits of the SEQUINS

¡	Current Income. The SEQUINS pay a quarterly interest rate with a yield set at a rate that is currently greater than both the current and anticipated dividend yield on the Homebuilders Index and the rate that would be paid on a conventional debt security with the same maturity issued by Citigroup Funding.

¡	Appreciation Up to Call Price. If Citigroup Funding does not call the SEQUINS and the closing value of the Homebuilders Index on the Valuation Date is greater than the closing value of the Homebuilders Index on the Pricing Date, the amount you receive at maturity will be greater than your initial investment in the SEQUINS (although you should not expect to obtain a total yield of more than 16% per annum (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually) due to Citigroup Funding’s right to call the SEQUINS.

¡	Relative Stability. The SEQUINS may be a less volatile investment than a direct investment in the stocks included in the Homebuilders Index or in a security that is directly linked to the Homebuilders Index because the quarterly interest payments will provide some protection against decreases in the value of the Homebuilders Index.

Key Risk Factors for the SEQUINS

An investment in the SEQUINS involves significant risks. While some of these risks are summarized below, please review the “Risk Factors Relating to the SEQUINS” section of the pricing supplement related to this offering for a full description of risks.

¡	Potential for Loss. If the closing value of the Homebuilders Index on the Valuation Date is less than the closing value of the Homebuilders Index on the Pricing Date, and we have not called the SEQUINS, the amount you receive at maturity will be less than your initial investment in the SEQUINS and could be zero.

¡	Appreciation May Be Limited. If Citigroup Funding calls the SEQUINS, you will receive a Call Price in cash in an amount that, together with all other payments made on the SEQUINS from the Issue Date to and including the call date, will provide a yield to call of 16% per annum (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually). The opportunity to participate in possible increases in the value of the Homebuilders Index is capped if the SEQUINS are called because the return you receive will be limited to the Call Price and any interest payments on the SEQUINS. Your return on the SEQUINS may be less than the return on a similar security that was directly linked to the Homebuilders Index and allowed you to participate more fully in the appreciation of the value of the Homebuilders Index.

¡	Potential for a Lower Comparable Yield. If the closing value of the Homebuilders Index on the Valuation Date is less than the closing value of the Homebuilders Index on the Pricing Date, and the SEQUINS have not been called, which will result in you receiving an amount at maturity that is less than the principal amount of your SEQUINS, the effective yield on the SEQUINS may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

¡	Secondary Market May Not Be Liquid. The SEQUINS have been approved for listing on the American Stock Exchange under the symbol “CGK,” but the secondary market may not be liquid and may not continue for the term of the SEQUINS. Although Citigroup Global Markets intends to make a market in the SEQUINS, it is not obligated to do so.

6 SEQUINSsm

¡	Resale Value of the SEQUINS May be Lower Than Your Initial Investment. Due to, among other things, changes in the prices of and dividend yields on the stocks included in the Homebuilders Index, interest rates, the earnings performance of the issuers of the stocks included in the Homebuilders Index, other economic conditions and Citigroup Funding and Citigroup’s perceived creditworthiness, the SEQUINS may trade, if at all, at prices below their issue price of $10 per SEQUINS. You could receive substantially less than the amount of your initial investment if you sell your SEQUINS prior to maturity.

¡	Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the SEQUINS. Further, Citigroup Funding expects to hedge its obligations under the SEQUINS through the trading of one or more of the stocks included in the Homebuilders Index, or other instruments, such as options, swaps or futures, based upon the Homebuilders Index or one or more of the stocks included in the Homebuilders Index by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the SEQUINS may result in a conflict of interest.

¡	Citigroup Credit Risk. The SEQUINS are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the SEQUINS.

Hypothetical Maturity Payments

The examples of maturity payments set forth below are intended to illustrate the effect of different closing values of the Homebuilders Index on the amount you will receive in respect of the SEQUINS at maturity. All of the hypothetical examples are based upon the following assumptions:

¡  SEQUINS Issue Price: $10.00
¡   Issue Date: January 29, 2007
¡   Valuation Date: February 5, 2008
¡   Maturity Date: February 8, 2008
¡   Initial Index Value: 3,710
¡   Interest Rate: 7.00% per annum, payable quarterly
¡ Interest Payment Dates: The 8th day of each February, May, August and November, commencing on May 8, 2007	¡ Index Ratio: 0.00270
¡       Annualized Return from the Issue Date to and Including the Call Date: 17.50% per annum (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually)
¡ The closing value of the Homebuilders Index on the Valuation Date is the same as the closing value of the Homebuilders Index on the Maturity Date.

SEQUINSsm 7

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. If the SEQUINS are not called on or before one business day before the Maturity Date, the actual payment at maturity of the SEQUINS will depend on the actual closing value of the Homebuilders Index on the Pricing Date, the actual interest rate and the actual closing value of the Homebuilders Index on the Valuation Date.

	Percentage Change
	from the hypothetical
Hypothetical	Initial Index Value to	Final Amount		Total Annualized Yield	Total Annualized
closing price	the hypothetical	Payable on the		on the	Yield on the
on the	closing value on the	SEQUINS		SEQUINS	Homebuilders
Valuation Date	Valuation Date	at Maturity(1)		at Maturity(2)	Index(3)

0.00	-100%	0.1750		-96.78%	-99.71%

371.00	-90%	1.1750		-85.36%	-88.97%

742.00	-80%	2.1750		-74.58%	-78.67%

1,113.00	-70%	3.1750		-64.04%	-68.51%

1,484.00	-60%	4.1750		-53.65%	-58.45%

1,855.00	-50%	5.1750		-43.36%	-48.46%

2,226.00	-40%	6.1750		-33.14%	-38.52%

2,597.00	-30%	7.1750		-22.99%	-28.62%

2,968.00	-20%	8.1750		-12.90%	-18.76%

3,339.00	-10%	9.1750		-2.83%	-8.93%

3,710.00 (4)	0%	10.1750		7.18%	0.87%

4,081.00	10%	11.1750		17.17%	10.64%

4,452.00	20%	11.2033	(5)	17.50%	20.40%

4,823.00	30%	11.2033	(5)	17.50%	30.13%

5,194.00	40%	11.2033	(5)	17.50%	39.84%

5,565.00	50%	11.2033	(5)	17.50%	49.54%

5,936.00	60%	11.2033	(5)	17.50%	59.22%

6,307.00	70%	11.2033	(5)	17.50%	68.88%

6,678.00	80%	11.2033	(5)	17.50%	78.53%

7,049.00	90%	11.2033	(5)	17.50%	88.16%

7,420.00	100%	11.2033	(5)	17.50%	97.79%

(1)	Except as noted in footnote 5, the final amounts specified in this column include payment of accrued and unpaid interest payable on the Maturity Date.

(2)	The total annualized yield at maturity represents the interest rate per year used in determining the present values, discounted to the Issue Date (computed on the basis of a 360-day year of twelve 30-day months), of all payments made or to be made on the SEQUINS, including the call price and all interest payments made through and including the applicable call date, the sum of these present values being equal to the $10 initial price of the SEQUINS. This annualized yield assumes:

(a)	interest payments of 7.00% per annum are (i) made quarterly on the 8th day of each February, May, August, and November, commencing on May 8, 2007, and (ii) reinvested for the remainder of the term of the SEQUINS at the applicable yield listed in this column,

(b)	an investment term from 1/29/2007 to 2/8/2008, and

(c)	computed on the basis of a 360-day year of twelve 30-day months, compounded annually.

(3)	This annualized yield assumes:

(a)	an investment in the Homebuilders Index at the hypothetical Initial Index Value and an exiting of the investment in the Homebuilders Index at the hypothetical closing value on the Valuation Date,

(b)	a dividend rate of 0.888%, where dividends are paid quarterly (note, however, that each stock comprising the Homebuilders Index would actually pay dividends according to its own payment schedule),

(c)	no transaction fees or expenses, and

(d)	an investment term from 1/29/2007 to 2/8/2008.

8 SEQUINSsm

(4)	This is the hypothetical Initial Index Value.

(5)	This is the hypothetical maximum amount payable on the SEQUINS, assuming the SEQUINS are called one day prior to the Maturity Date.

Hypothetical Call Prices and Total Cash Flows

The examples of hypothetical call prices for select days from July 30, 2007 through February 7, 2008 set forth below are intended to illustrate the effect of different call dates on the amount you would receive per SEQUINS if we exercised our call option. The examples of hypothetical total cash flows for the same period set forth below are intended to illustrate the total cash amount, including periodic interest payments, you would receive per SEQUINS if we exercised our call option. In each case, (i) the hypothetical final amount payable per SEQUINS equals the sum of the hypothetical Call Price per SEQUINS and the hypothetical interest payable on the call date per SEQUINS and (ii) the hypothetical total cash flow equals the sum of the hypothetical final amount payable per SEQUINS on the call date and the hypothetical prior interest paid. The examples are based on the following assumptions:

SEQUINS Issue Price: $10.00

Issue Date: January 29, 2007

Maturity Date: February 8, 2008

Interest Rate: 7.00% per annum, payable quarterly

Interest Payment Date: The 8th day of each February, May, August, and November, commencing on May 8, 2007

Yield to Call 17.50% per annum (computed on the basis of a 360-day year of twelve 30-day months, compounded annually)

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual Call Price of the SEQUINS will depend on the actual call date, the actual interest rate and the actual yield to call.

		Hypothetical	Hypothetical
	Hypothetical	Interest Payable on	Final Amount
	Call Price per	Call Date per	Payable per
Hypothetical Call Date	SEQUINS	SEQUINS	SEQUINS

July 30, 2007 (hypothetical first Call Date)	10.4855	0.1594	10.6449

July 31, 2007	10.4883	0.1614	10.6497

August 14, 2007	10.5247	0.0117	10.5364

August 29, 2007	10.5666	0.0408	10.6074

September 14, 2007	10.6089	0.0700	10.6789

September 28, 2007	10.6489	0.0972	10.7461

October 15, 2007	10.6980	0.1303	10.8283

October 29, 2007	10.7389	0.1575	10.8964

November 14, 2007	10.7827	0.0117	10.7944

November 29, 2007	10.8263	0.0408	10.8672

December 14, 2007	10.8704	0.0700	10.9404

December 28, 2007	10.9121	0.0972	11.0093

January 14, 2008	10.9601	0.1283	11.0885

January 29, 2008	11.0057	0.1575	11.1632

February 7, 2008 (hypothetical last Call Date)	11.0302	0.1731	11.2033

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Hypothetical	Hypothetical
	Prior Interest	Total Cash
Hypothetical Call Date	Paid(1)	Flow(2)

July 30, 2007 (hypothetical first Call Date)	0.1925	10.8374

July 31, 2007	0.1925	10.8422

August 14, 2007	0.3675	10.9039

August 29, 2007	0.3675	10.9749

September 14, 2007	0.3675	11.0464

September 28, 2007	0.3675	11.1136

October 15, 2007	0.3675	11.1958

October 29, 2007	0.3675	11.2639

November 14, 2007	0.5425	11.3369

November 29, 2007	0.5425	11.4097

December 14, 2007	0.5425	11.4829

December 28, 2007	0.5425	11.5518

January 14, 2008	0.5425	11.6310

January 29, 2008	0.5425	11.7057 (3)

February 7, 2008 (hypothetical last Call Date)	0.5425	11.7458

SEQUINSsm 9

(1)	Assuming SEQUINS pay regular quarterly interest payments in the amount of $0.1925 on May 8, 2007, $0.1750 on August 8, 2007, and $0.1750 on November 8, 2007.

(2)	Sum of (i) final amount payable per SEQUINS on the Call Date and (ii) prior interest paid on May 8, 2007, August 8, 2007 and November 8, 2007.

(3)	Hypothetical total cash flow one year after the Issue Date.

The S&P Homebuilders Select Industry Index

Unless otherwise stated, we have derived all information regarding the Homebuilders Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from Standard & Poor’s, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Standard & Poor’s. Standard & Poor’s is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Homebuilders Index at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the Homebuilders Index.

According to publicly available documents, the Homebuilders Index is one of three indices included in the S&P Industry Index series, which is designed to measure the performance of narrow sub-industries in the Global Industry Classification Standard (GICS®). Each index in the series, including the Homebuilders Index, constitutes a minimum of 21 liquid securities, providing investors with an investable portfolio representing a concentrated industry.

To be eligible for the Homebuilders Index, companies must be in the S&P Total Market Index and rank in the top 90% of their relevant GICS sub-industry (in this case, the homebuilding sub-industry) by float-adjusted market capitalization. Those stocks at the top, whose cumulative market capitalization is less than or equal to 90% of the total market capitalization of the sub-industry, are deemed to qualify. If the stock count is less than 21, then companies having a float-adjusted market capitalization above US$500 million are added sequentially in order of float-adjusted market capitalization. If there are still fewer than 21 stocks in this particular sub-industry index, stocks from a supplementary list of highly correlated sub-industries, that meet the market capitalization and liquidity thresholds, are included in order of their float adjusted market capitalization to reach 21 constituents.

10 SEQUINSsm

The following graph illustrates the historical performance of the Homebuilders Index based on the closing value thereof at the end of each day from January 31, 2006 through January 25, 2007. Past movements of the index are not indicative of future index values.

The closing value of the Homebuilders Index on January 25, 2007 was 3718.61.

Monthly historical closing values for the Homebuilders Index and additional information on the Homebuilders Index, including its makeup, method of calculation and changes in its components, are included in the pricing supplement related to this offering under “Description of the S&P Homebuilders Select Industry Index”.

Disclaimer. The SEQUINS are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the SEQUINS or any member of the public regarding the advisability of investing in securities generally or in the SEQUINS particularly or the ability of the Homebuilders Index to track general stock market performance. S&P’s only relationship to Citigroup Funding Inc. and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the Homebuilders Index which is determined, composed and calculated by S&P without regard to Citigroup Funding Inc., its affiliates or the SEQUINS. S&P has no obligation to take the needs of Citigroup Funding Inc., its affiliates or the holders of the SEQUINS into consideration in determining, composing or calculating the Homebuilders Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the SEQUINS, prices at which the SEQUINS are initially to be sold, or quantities of the SEQUINS to be issued or in the determination or calculation of the equation by which the SEQUINS are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the SEQUINS.

SEQUINSsm 11

Certain U.S. Federal Income Tax Considerations
The following summarizes certain federal income tax considerations for U.S. investors that are initial holders of the SEQUINS and that hold SEQUINS as capital assets.

¡	Each quarterly coupon payment paid on the SEQUINS should be taxed as ordinary interest income in the year it is received or accrued in accordance with your method of accounting.

¡	Upon maturity, or upon the exercise by Citigroup Funding of its right to call the SEQUINS prior to maturity, or upon the sale of a SEQUINS, you will recognize capital gain or loss equal to the difference between cash received (less any accrued but unpaid interest, which will be taxable as such) and your purchase price for the SEQUINS. Such gain or loss generally will be long-term capital gain or loss if you have held the SEQUINS for more than one year at the time of disposition.

No statutory, judicial or administrative authority directly addresses the characterization of the SEQUINS or instruments similar to the SEQUINS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the SEQUINS are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the SEQUINS should consult its own tax advisor in determining the tax consequences of an investment in the SEQUINS.

If you are a holder of a SEQUINS that is not a U.S. person, the interest payments made with respect to the SEQUINS should not be subject to U.S. withholding tax, provided that you comply with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form). Any capital gain realized upon the sale or other disposition of the SEQUINS should not be subject to U.S. federal income tax if:

1.	such gain is not effectively connected with your U.S. trade or business, and

2.	if you are an individual, you are not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business that you maintain in the United States.

You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the SEQUINS as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the SEQUINS or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the SEQUINS or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the SEQUINS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member

12 SEQUINSsm
and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of SEQUINS by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If no closing value of the Homebuilders Index is available on the Valuation Date, the Calculation Agent may determine the closing value in accordance with the procedures set forth in the pricing supplement related to this offering. In addition, if the Homebuilders Index is discontinued, the Calculation Agent may determine the closing value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the Homebuilders Index prior to any such discontinuance. You should refer to the sections “Description of the SEQUINS— Discontinuance of the Homebuilders Index” and “—Alteration of Method of Calculation” in the pricing supplement related to this offering for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its subsidiaries have investment discretion are NOT permitted to purchase the SEQUINS, either directly or indirectly.

SEQUINSsm 13

NOTES

14 SEQUINSsm

NOTES

SEQUINS SM is a registered service mark of Citigroup Global Markets Inc. © 2007 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its subsidiaries and are used and registered throughout the world.